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EXHIBIT 12.1

Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31,
	2013	2012	2011	2010	2009
Income from operations	$(30,326)	$(164,086)	$30,841	$14,995	$64,836
Add: Fixed charges(1)	8,883	9,906	9,880	2,438	6,092
Earnings as defined	(21,443)	(154,180)	40,721	17,433	70,928
Fixed charges(1)	$8,883	$9,906	$9,880	$2,438	$6,092
Ratio of earnings to fixed charges(2)	(2.4)	(15.6)	4.1	7.2	11.6

(1)
The significant changes in fixed charges is primarily due to the issuance of 2010 Senior Convertible Notes and repurchase of our 2004 Senior Convertible Notes.

(2)
The ratio of earnings to fixed charges is computed by dividing income from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.

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  EXHIBIT 12.1
Digital River, Inc. Computation of Ratio of Earnings to Fixed Charges